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                            June 9, 2023

       Mohanraj Ramasamy
       Chief Executive Officer
       SRIVARU Holding Ltd
       2nd Floor, Regatta Office Park, West Bay Road
       P.O. Box 10655
       Grand Cayman, KY1-1006
       Cayman Islands

                                                        Re: SRIVARU Holding Ltd
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form F-4
                                                            Submitted May 26,
2023
                                                            CIK No. 0001973368

       Dear Mohanraj Ramasamy:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment 1 to DRS F-4 submitted May 26, 2023

       Notice of Special Meeting of the Stockholders of MOBIV Acquisition Corp, page v

   1.                                                   Your disclosure
indicates that the financial statements of SVM have been included in the filing. We note that
the financial statements of only MOBIV and SVH have been
                                                        included in the filing,
and as such, please revise your disclosure accordingly or explain why you believe this
disclosure is appropriate. This comment also applies to the reference to the consolidated
financials of SVM in the Experts section on page 225.
 Mohanraj Ramasamy
FirstName
SRIVARU LastNameMohanraj  Ramasamy
            Holding Ltd
Comapany
June 9, 2023NameSRIVARU Holding Ltd
June 9,
Page 2 2023 Page 2
FirstName LastName
Redemption Rights, page 27

2. We reissue comment 10. We note that your revised disclosure cross-references an incorrect page number. Please revise to include the correct page number containing the tables that illustrate the potential impact of redemptions on the per share value of the shares owned by non-redeeming MOBV shareholders.
Organizational Structure, page 101

3. We note on pages 101-102 that you have multiple diagrams depicting ownership structures showing the ownership percentage of SVM held by "Current Minority SVM
         Shareholders" as 6%. We also note your disclosure in other parts of this registration statement that the ownership interest of the minority SVM shareholders is 3.98%. Please clarify or revise to correct.
On March 11, 2023, the MOBV Board held a board meeting and agreed to increase the purchase price to be paid by MOBV to acquire SVH..., page 108

4. We note your revised disclosure in response to comment 18 and reissue comment 18 in part. Please disclose:
             who was present at the board meeting held by the    MOBV Board
on March 11,
              2023;
             how the value of the 3.98% share of SVM was determined to be $8,976,130;
             if the minority shareholders will retain ownership of their 3.98% share following the consummation of the business combination, whether there is a time limitation as to
              by when the minority shareholders must decide if they    wish to
liquidate their
              holdings    in order to receive a predetermined value; and
             how the final value of the 3.98% share will be determined at the time of potential liquidation.
5.       We note your disclosure that    931,327 SVH Shares (accounted for as
$8,976,130) would
         be held in reserve for the minority SVM shareholders until such time as they wish to
         liquidate their holdings.    We also note on p. 92 that these
951,327 SVH Shares will be
         authorized but unissued and reserved by SVH.    Please clarify who
will receive the
         additional $8,976,130 or where it will be held, if 931,327 SVH shares will be authorized but unissued and reserved for the 3.98% share of SVM until a potential liquidation by the minority shareholders. Specifically, clarify whether SVH will receive the additional
         $8,976,130 in exchange for shares that are authorized and unissued, and also whether these shares shave been taken into consideration when calculating dilution.
6. We note your disclosure stating that "counter proposal by MOBV was that the total consideration would be for 100% of SVM (including the minority interest held by early-
         stage investors)." Please expand this disclosure to state whether the minority shareholders of SVM were part of this negotiation and include any material terms. Also disclose whether any agreements were entered into with the minority shareholders.
 Mohanraj Ramasamy
FirstName
SRIVARU LastNameMohanraj  Ramasamy
            Holding Ltd
Comapany
June 9, 2023NameSRIVARU Holding Ltd
June 9,
Page 3 2023 Page 3
FirstName LastName
Certain Unaudited Projected Financial Information, page 113

7. We note your revised disclosure in response to comment 30 and reissue in part. We also note your disclosure stating that the "projections are not in line
with SVH   s historical
         operating trends or necessarily indicative of anticipated future sales in a market that is still in its formative stage, but merely to establish the basis for awarding the earn-out consideration to the SVH and SVM shareholders." Given that your projections are not in line with your historic operating trends, please provide disclosure as to why the change in trends is appropriate or assumptions are reasonable. If the sole purpose for which projections were prepared was to establish the basis for awarding the earn-out considerations, with no materially adequate consideration as to whether their underlying change in trends is appropriate or assumptions are reasonable, explicitly disclose that throughout the registration statement where projections are present. In addition, provide explicit disclosure describing the risk that expectations of unusually high and/or sustained future growth may be unrealistic, given the assumptions as to future events, and may have resulted in inflated valuation conclusions.
The projected financial information included in this registration statement was prepared by, and is the responsibility of, SVH's management, page 113

8. We reissue comment 29. Please revise to provide detailed disclosures of the process undertaken to formulate the projections and assumptions, the parties who participated in the preparation of the projections, and how they were used. Projected Pro Forma Vehicle Sales Revenue for SVH is based on assumptions related to..., page
114

9. We reissue comment 26. Please revise your disclosure to provide greater specificity concerning each of the five material assumptions underlying your projections, specifically to quantify the assumptions, and to clearly explain how each of the five assumptions relate to the projected information.
In preparing the Projections, SVH considered..., page 115

10. We note your revised disclosure in response to comment 27 and reissue in part. Please revise to clearly identify the assumptions that underlie the projection and provide expanded disclosure that fully describe those assumptions as well as the type of market assumed in developing those assumptions.
Guideline Public Company Analysis, page 116

11. We note your revised disclosure in response to comment 31 and reissue in part. We also note your disclosure stating that when deeming a guideline company to be reasonably comparable to SVH, "Marshall & Stevens also considered other relevant factors such as the Guideline Company's operating history and, their strategy for future growth, their market share in the relevant markets that SVH operates, the Guideline
 Mohanraj Ramasamy
SRIVARU Holding Ltd
June 9, 2023
Page 4
         Company's size (market capitalization or enterprise value), and diversification in other business lines." Please expand your disclosures as to each of the nine
(9) reasonably
         comparable companies listed in the registration statement to describe how their data as to each of these relevant factors compare to SVH's own, and your analysis based on the comparison that deemed each of the guideline companies to be reasonably comparable to
         SVH.
SVH Management's Discussion and Analysis of Financial Condition and Results of Operation, page 177

12. Please address the following regarding disclosures in this section of the document:
             You appear to use SVH and SVM interchangeably. Please revise your disclosures for consistency or explain why you believe your current disclosures are appropriate, and;
             The internal control disclosures on page 180 reference a year end of September 30, but SVH's year end is March 31. Please revise as appropriate. Quantitative and Qualitative Disclosures About Market Risk, page 189

13. Please revise your filing to accurately quantify your cash balance at the end of the most recently reported period, March 31, 2023, not December 31, 2023. Mobiv Acquisition Corp Audited Financial Statements
Notes to the Audited Financial Statements
Note 7. Shareholders' Deficit, page F-15

14. We note your response to our prior comment 51 includes an analysis of your accounting for your warrants. However, it appears based on the response in Step 1, that the analysis provided is only for the public warrants issued. Please provide us an analysis of the private warrants issued as well. If the terms of the private and public warrants, and therefore the analysis, is identical, please tell us that.
Srivaru Holding Limited Consolidated Financial Statements, page F-38

15. We note your response to prior comment 53 indicating that Srivaru was incorporated on
       June 16, 2021, however we also note your disclosure on page 155 that SVM was founded in 2018. In light of the fact that SVM is the operating entity in which you have 94%
       ownership, it appears that SVM would be considered the accounting predecessor prior to the incorporation of SVH. In this regard, for periods prior to June 16, 2021, the financial statements of Srivaru Holding Limited should reflect the results of operations and cash flows of SVM under Rule 3-02(a) of Regulation S-X. This would include beginning the
       Statement of Stockholders' Equity with the balance as of April 1, 2021. Please revise
FirstName LastNameMohanraj Ramasamy
       accordingly. Additionally, please revise your footnote disclosure to disclose the date the
Comapany    NameSRIVARU
       Company                 Holding
                   was incorporated   as Ltd
                                         well as the date of SVM incorporation
and identification of
June 9,this
        2023entity
              Pageas4 predecessor.
FirstName LastName
 Mohanraj Ramasamy
FirstName
SRIVARU LastNameMohanraj  Ramasamy
            Holding Ltd
Comapany
June 9, 2023NameSRIVARU Holding Ltd
June 9,
Page 5 2023 Page 5
FirstName LastName
Consolidated Statement of Cash Flows, page F-42

16. Revise your filing to include the audited statement of cash flows for the year ended March
         31, 2022.
Note 1 - Nature of Operations and Management's Plans, page F-43

17. We note your disclosure indicating that SVH has invested in one subsidiary and your response to prior comment 55. Please revise your filing to identify the subsidiary you invested in and disclose how you account for the investment.
Notes to the Consolidated Financial Statements
Note 10 - Loans and Other Liabilities, page F-50

18. We note your disclosure on page 184 which indicates SVH does not have any material contractual obligations of its own and SVM entered into a working capital loan and an overdraft loan facility with Hongkong and Shanghai Banking Corporation Limited.
         Please revise your footnote disclosure to provide a more complete description of the loan facilities including the nature of any guarantees and your consideration of the disclosure requirements of Rule 3-10 of Regulation S-X.
General

19. We note that you have removed the "Summary of the Material Terms of the Business
         Combination" section as part of your response to comment 2. However, we also note that this section is still present on the Table of Contents page, and that
p. 13 makes a cross-
         reference to it. Please revise to remove all references to the Summary of the Material
         Terms of the Business Combination section and include a correct cross-reference on p. 13.
20. Please tell us, with a view to disclosure, whether you have received notice from the underwriter or any other firm engaged in connection with MOBV's initial public offering about ceasing involvement in your transaction and how that may impact your deal,
         including the deferred underwriting compensation owed for the MOBV   s
initial public
         offering.
       You may contact Mindy Hooker at 202-551-3732 or Claire Erlanger at 202-551-3301 if
you have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Erin Purnell at 202-551-3454 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing